Exhibit 99.1

Points International Ltd. 2009 Annual Report

In 2009, Points continued to add to its growing roster of international partnerships. We are proud to partner with these leading loyalty brands:

Poised for Growth.

TABLE OF CONTENTS

How Points Creates Value for Shareholders	2
Poised for Growth – 2009 Highlights	3
Partner Updates	3
Message from the Chairman	4
Message from the CEO	5
Management’s Discussion and Analysis	6
Consolidated Financial Statements	24
Executive Management	47

HOW POINTS CREATES VALUE FOR SHAREHOLDERS

Since 2000, Points.com has partnered with the world’s leading loyalty brands to increase program flexibility, drive greater member engagement and grow revenue. Our Loyalty Solutions encompass Loyalty Currency Services, such as Exchange, Buy and Gift solutions; Member Engagement, including Earn Malls and Low-Cost Redemption options; and the Consumer Hub at www.points.com.

With 2.4 million registered users, the Consumer Hub at www.points.com focuses on engaged members of multiple loyalty programs through our services, members can manage all of their loyalty memberships, find more chances to earn points and miles, and move miles and points between programs to help them achieve their goals faster.

POISED FOR GROWTH – 2009 HIGHLIGHTS

2009 was a record year for us. Unrelenting focus on new and enhanced partnerships and increased marketing penetration produced record top and bottom line results.

PARTNER UPDATES

Partners added to Points’ network of loyalty programs in 2009 and to date	Renewed and extended partnerships in 2009 and to date
● Air-France KLM	● American Airlines
● Mexicana Airlines	● US Airways
● J.P. Morgan Chase & Co.	● JetBlue
● Continental Airlines	● Intercontinental Hotel Group
● AirTran Airways	● Lufthansa Airlines
● Starwood Hotels
● Hawaiian Airlines

TO OUR SHAREHOLDERS

Message from the Chairman

Points International Ltd. enjoyed another year of strong growth in 2009: We generated revenue of $80 million – an all-time high, and conducted transactions in excess of 9.6 billion miles. For the third consecutive year, Points International reported positive EBITDA.

With the world economy in crisis throughout the year, the travel and hospitality industry faced extreme revenue challenges and against the backdrop of these extremely difficult operating conditions, Points’ record results are all the more remarkable. Not only were we able to grow the top and bottom line financial results, but we were able to do so while also aggressively reinvesting in the company’s infrastructure. Effectively managing this delicate balance has now put us in a very strong position to generate sustainable growth and value creation for shareholders. The difficult environment in 2009 actually presented unique growth opportunities for Points International. While many companies remained cautious this past calendar year, Points expanded its international reach, adding resources in Amsterdam and London.

The Board as a whole is extremely pleased with Points’ results in 2009 and the momentum that we see in the business. These important achievements are a testament to the strength of the senior executive team, led by Chief Executive Officer Rob MacLean and President, Christopher Barnard, and our brand’s unique value proposition.

At the same time, as shareholders in the Corporation, we believe that Points’ true underlying value has not yet been reflected in the value of our shares. Impacting many companies, across various industries and geographies, the global economic downturn shocked both financial and stock markets. In many cases, reason-based decision making was replaced with fear, as shareholders witnessed incredible value destruction. While it appears a market recovery began last year, Points’ shares largely did not participate in this recovery. This is likely the result of a number of factors, including our relationship with a travel industry that continues to evolve.

However, compelling stories can only be overlooked for so long. At the time of writing, PTS had outperformed the TSX by a considerable margin in 2010. Your Board of Directors, all of whom are shareholders, remain committed to value creation for all of our fellow shareholders. It is our belief that our business is beginning to gain traction and we look for continued growth in our financial results, partnerships and share price in the future.

On a personal note, having recently been appointed Chairman of the Board of Directors, I am excited about the prospects for Points International in 2010 and beyond. I want to thank my fellow Directors for their strategic counsel and vision. I would also like to thank our entire team at Points. We are all partners in the achievements and triumphs of Points International. I trust that you share our excitement about the role we can play in what promises to be a new era for our industry and our business.

Bernay Box
Chairman of the Board

TO OUR SHAREHOLDERS

Message from the CEO

While 2009 was a tumultuous year for most businesses worldwide, it proved to be a monumental year for Points International Ltd. We recorded the first year of positive net income for our company and for its third consecutive year, Points International delivered positive EBITDA in 2009. Clearly, this is a company with wind in its sails. I’m excited to be part of something that has the potential to do so much as the loyalty program industry continues to rapidly evolve.

Our results are due in large part to the continued growth of our partnerships. In 2009, Points renewed and expanded relationships with several partners including British Airways, bmi, Virgin Atlantic, Lufthansa, American Airlines and JetBlue. Far from resting on our laurels, we also added new partnerships with world-class brands like Chase, Mexicana, and Air France-KLM. Points continues to collaborate with our partners to aggressively grow our respective businesses, and we’re seeing solid results as we become more and more involved in our service’s overall operations. Our success in Europe enabled us to expand our operations to Amsterdam and London this year, and we see a growing opportunity for partnerships in the international arena. We’re at an exciting point in our history where the sky is truly the limit.

While generating record financial results and cementing strategic partnerships in 2009, we also began the most dramatic update to our technology platform in the company’s history. Project ePoch, as we call it, will dramatically enhance our ability to scale our business, taking Points International to another level and offering even more seamless options for loyalty members. The newly expanded Consumer Hub at www.points.com set to launch within the next few months, will incorporate enhanced content and functionality that is designed to significantly increase consumer usage in the second half of 2010 and beyond.

In addition, we continue to develop innovative and flexible new offerings for our members. Points.com continuously strives to find new ways for our customers to interact with the amazing depth of offerings in the way they choose, as exemplified through our Twitter® and Facebook Connect® integrations executed in 2009.

In 2010, we will continue to manage the Corporation with an eye to creating value for our shareholders today, while ensuring the optimal platform is in place to support sustainable growth in our business over the long term.

In my position, I continue to enjoy the pleasure of working with exceptional teams. Our Board is eminently qualified and committed to unlocking the Corporation’s value potential. Their depth of expertise, guidance and support is appreciated. The dedication of our robust management team and each and every employee of Points International is at the heart of our very successful 2009. We continue to grow our team in a smart and focused way, adding individuals that are natural fits with the Points International company culture.

I am also proud of the recognition Points continues to receive in the media. In 2009, this included being named as one of the top 28 Best Travel Sites by Kiplinger’s, as well as being featured by the Wall Street Journal, Arthur Frommer’s Budget Travel, CBS News, MSNBC, CBC, Inc. and many others.

Given the milestones achieved in 2009, we have moved the bar ever higher and aim to reach new heights in 2010. Quite simply, we aim to exceed expectations as Points continues to cultivate its position as a leader in the loyalty sector with new partners, products and web-enabled services. Points continues to push the boundaries of what members have come to expect from their loyalty programs, creating products that fundamentally change the way users manage their loyalty experience online.

Rob MacLean
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited financial statements (including the notes thereon) for the years ended December 31, 2009 and 2008. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2009, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 29th, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2009 financial results, and those described in Points' other filings with applicable securities regulators, including annual and interim financial statements and the notes thereto, Points' Annual Information Form, and Form 20-F.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

BUSINESS DEVELOPMENTS IN 2009 AND TO DATE

Partner News

1.	Air France-KLM partners with Points to increase options for Flying Blue members

Air France-KLM, Europe’s largest carrier, joined the network of loyalty programs partnered with Points. Points now takes a principal role and accepts greater responsibility in the operation of the Flying Blue Buy Miles service. Points’ Buy & Gift service enables members of many frequent flyer programs to purchase additional award miles online.

2.	Points expands and extends its partnership with US Airways Dividend Miles®

In January 2010, the Corporation announced a significant expansion and multi-year extension of its partnership with US Airways Dividend Miles®. The terms of the agreement reflect a more comprehensive partnership where Points takes a principal role and accepts greater responsibility in the operation of the Buy, Gift and Transfer miles programs available to US Airways' Dividend Miles program members.

3.	Points renews partnerships with several existing loyalty programs

Points’ successfully renewed partnerships with several leading loyalty programs, including American Airlines, Intercontinental Hotel Group, Lufthansa Airlines, Starwood Hotels, JetBlue and Hawaiian Airlines.

4.	Restructured relationship with Delta Air Lines

Effective October 1, 2009, Delta Air Lines elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs previously operated by Points. In 2010, Points expects to re- launch its retail sale and transfer of SkyMiles services through a new distribution channel of sites not controlled by Delta Air Lines, including the Corporation’s Consumer Hub at Points.com. Points continues to operate a number of other services for Delta Air Lines, including the corporate mileage wholesaling platform, auction service, pooling service, magazine and newspaper subscription service, as well as Points’ AirIncentives™ and offerings on the Consumer Hub at Points.com.

5.	Chase Ultimate Rewards partners with Points in the US

In the fourth quarter of 2009, Points signed an agreement with Chase Card Services, the credit card division of J.P. Morgan Chase & Co, one of the largest financial services companies in the world. Under terms of the multi-year agreement, Points’ Exchange product will be leveraged to facilitate the transfer of loyalty currencies for US cardmembers between Ultimate Rewards and its loyalty program partners, as well as enable new loyalty partnerships.

6.	Points expands the roster of participating progams on the Currency Exchange

In 2009, Points expanded the roster of partners participating on the Currency Exchange to eleven including: Aeroplan®, AirTran Airways A+ Rewards, Alaska Airlines Mileage Program, American Airlines AAdvantage®, Continental Airlines OnePass®, Delta SkyMiles®, DISTANCIA, Frontier Airlines Early Returns®, Icelandair Awards Points, Midwest Airlines Midwest Miles, and Priority Club® Rewards.

Project ePoch

1.	Upgrade of Technology Platform

A major focus of the Corporation’s investment strategy for 2010 is to substantially enhance its technology platform to more efficiently drive and increase synergies between Points’ private branded Loyalty Currency Services and the Consumer Hub at Points.com. The technology upgrade has expanded functionality to an initial set of Points’ loyalty program partners. Management expects to upgrade all of its partners to the ePoch platform in 2010. This new platform will enable Points to deliver enhanced services and functionality and significantly improve operational efficiencies, including reducing the time and effort to integrate new partners.

2.	Redesign and rebrand of the Consumer Hub at Points.com

As Points is developing the new platform for its Loyalty Currency Services, it is simultaneously rearchitecting the consumer side of the business on Points.com. The website is being designed with an entirely new user interface focused on managing enhanced content, integrating new partners and augmenting transaction functionality. This redesign will affect all aspects of the consumer proposition from brand positioning, look and feel, user interface, transaction flows, and product functionality. These changes are expected to be in market in 2010.

3.	Rollout of enhanced distribution capability and social media functionality

On August 7, 2009, Points launched its first iGoogle™ application that allows Points.com users access to core functionality through their personalized iGoogle™ page. In addition, the Corporation added Facebook Connect® functionality. This allows new and existing users to login to Points.com using their Facebook accounts and facilitates additional point and mile sharing opportunities. Points’ activity can also be followed via Twitter® at www.twitter.com/pointsadvisor.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). Prior to January 1, 2008, the Corporation reported its annual and quarterly balance sheets and related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$). Comparative figures for 2007 have been revised to reflect the change in reporting currency.

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

USE OF NON-GAAP TERMS

The Corporation’s financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non-GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue and processing fees and related charges, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation’s revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Many of the recent agreements signed with partners have been under the principal model, and the additional consumer services that will be launched on the Points.com portal are expected to improve gross margins. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Gross Margin Information
(in thousands of US dollars)	2009	2008	2007	(1)
Total revenue	$79,779	$75,597	$30,364
Direct cost of principal revenue	60,902	55,786	14,390
Processing fees and related charges	2,155	2,931	1,506
Total direct costs	63,057	58,717	15,896
Gross margin	$16,722	$16,880	$14,468

(1)         See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

In 2007, the Corporation introduced the reseller model whereby Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. Under a reseller arrangement, Points becomes further integrated with its partners by taking a principal role in the operations, marketing and commercial transaction support and records revenue on a gross basis along with any associated direct costs. Since 2007, the Corporation’s strategy has been focused on pursuing new partnership relationships where it assumes a principal role and converting existing partners to the reseller model. Accordingly, the Corporation has seen both total revenues and direct costs increase significantly since the introduction of the reseller model in 2007.

The growth in gross margin from 2007 to 2008 can be attributed to the addition of new partners. Management considers 2009 to have been a key transitional year in its business with new partnerships at higher gross margins offsetting margin concessions made towards the end of 2008. This resulted in 2009 gross margin that was in line with 2008. Management continues to pursue higher margin business opportunities.

Earnings (Loss) Before Interest, Taxes, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management recognizes that earnings (loss) before interest, taxes, amortization, foreign exchange, impairment, and restructuring charges, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance and employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Operating Loss to EBITDA
(in thousands of US dollars)	2009	2008	2007	(1)
Operating loss	$(266)	$(1,733)	$(2,998)
Amortization	783	1,533	2,847
Foreign exchange (gain)/loss	(242)	756	518
Restructuring charges(2)	332	–	–
EBITDA	$607	$556	$367

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

(2)	See RESTRUCTURING CHARGES – pg.12

For the year ended December 31, 2009, the Corporation’s EBITDA was $607, an increase of $51 or 9% over the prior year. The improvement in EBITDA over the prior year can be attributed to maintaining gross margins near prior year levels while reducing operating expenditures through cost containment initiatives undertaken by management. Although the restructured relationship with Delta Air Lines had a material impact on revenues, the terms of the restructuring provided for a series of payments over the fourth quarter of 2009 that allowed the Corporation to maintain its initial 2009 forecast of positive EBITDA released on March 11, 2009.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(in thousands of US dollars, except per share amounts)	2009	2008	2007 (1)
Revenue	$79,779	$75,597	$30,364
Gross margin	16,722	16,880	14,468
EBITDA	607	556	368
Net loss before income taxes	(280)	(3,555)	(4,135)
Net income (loss)	$64	$(3,555)	$(4,135)
Earnings (loss) per share
Basic	$0.00	$(0.03)	$(0.04)
Fully diluted	$0.00	$(0.03)	$(0.04)
Weighted average shares outstanding
Basic	149,820,940	136,636,629	118,307,829
Fully diluted	149,820,940	137,790,525	149,318,672
Total assets	$47,143	$42,714	$49,746
Shareholders’ equity (deficiency)	$12,931	$12,184	$(7,193)

(1)         See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

BUSINESS CONDITIONS

The Corporation and the majority of its loyalty program partners operate in the travel industry. In 2009, the ongoing global recession continued to place significant pressures on the travel and loyalty program industries. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points softened in the first half of 2009. As a result of this softness, the Corporation has seen an increased interest on behalf of many of its partners to boost awareness and overall marketing activity associated with the Points operated Loyalty Currency Services.

Despite this challenging environment, management believes that its suite of Loyalty Solutions are well positioned to assist loyalty programs in finding more ways to enhance the value proposition to their respective loyalty members, engage inactive members and ultimately increase transactional activity. As the focus for loyalty reward program operators shifts from increasing program size to growing program value, management believes the opportunity to cross-sell products that allow end users to utilize their reward currencies in different ways will increase.

Points and miles transacted is considered a key performance measure by Management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation experiences slightly higher activity in November and December as redemption levels increase during the holiday season.

Despite a challenging economic environment, total miles and points transacted remained near 2008 levels. Excluding Delta Air Lines, which is no longer a material contributor to transactional activity, total miles and points transacted in fiscal 2009 decreased 1% over 2008. The first half 2009 saw miles and transacted decline due to softness in the market stemming from economic pressures. Transactional activity strengthened in the second half of the year due to the launch of the Air France-KLM partnership in the third quarter combined with successful promotional efforts that delivered strong responses from the respective membership bases. The Corporation posted record levels of miles and points transacted in the fourth quarter of 2009. Management anticipates total transactional activity in 2010 to improve on the 2009 results through organic growth in existing partnerships and the addition of new loyalty program partners. The 2010 plan incorporates similar promotional activity patterns to maximize the marketing efforts and resources.

RESULTS OF OPERATIONS

Revenue

(in thousands of US dollars)	2009	2008	2007	(1)
Principal	$70,781	$65,483	$19,643
Other partner revenue	8,946	9,194	10,032
Interest	52	920	689
Total Revenue	$79,779	$75,597	$30,364

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

Revenue for the year ended December 31, 2009 was $79,779, an increase of $4,182 or 6% over 2008 and in line with the Corporation’s revised revenue guidance range of $70,000 and $80,000 issued on August 12, 2009. Due to the restructured relationship with Delta Air Lines, the Corporation modified its initial 2009 forecast of revenue, which ranged between $85,000 and $95,000.

Principal revenue increased by $5,298, or 8% over the prior year ended December 31, 2008. The growth in principal revenue can be attributed to the conversion of Alaska Airlines to the reseller model in the third quarter of 2008 and the launch of Air France-KLM and Mexicana Airlines under the reseller model in 2009. These effects were partially offset by the restructuring of the Delta Air Lines agreement effective October 1, 2009 and a general softening in the market stemming from economic pressures in the first half of 2009.

Other partner revenue decreased by $248, or 3% from the prior year ended December 31, 2008. The decline in other partner revenue over prior year periods can be attributed to two factors. First, the Corporation successfully converted Alaska Airlines to the reseller model during the third quarter of 2008, decreasing other partner revenue but increasing principal revenue. Secondly, Northwest Airlines discontinued their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008. These impacts were partially offset by a series of payments related to the restructured relationship with Delta Air Lines in the fourth quarter of 2009.

Interest revenue decreased $868 or 94% over the prior year ended December 31, 2008 due to a significant decline in short-term interest rates relative to 2008. Points’ short-term investments are valued quarterly at the lower of cost or market value. At December 31, 2009, the Corporation’s investments were earning interest between 0.01% and 0.35% per annum.

Dependence on Loyalty Program Partners

For the year ended December 31, 2009, three partners represented 81% (2008 – two partners represented 78%) of the Corporation’s consolidated revenue. In addition, as at December 31, 2009, 16% of the Corporation’s payables to loyalty partners are attributed to three customers (2008 – three partners represented 64%). The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition. The restructured relationship with Delta Air Lines effective October 1, 2009 had a materially adverse impact on the Corporation’s fourth quarter revenues in fiscal 2009. Management anticipates the percentage of revenue contributed by these three partners to decline in 2010 as it launches new partnerships.

Direct costs and gross margin

(in thousands of US dollars)	2009	2008	2007	(1)
Direct cost of principal revenue	$60,902	$55,786	$14,390
Processing fees and related charges	2,155	2,931	1,506
Total direct costs	$63,057	$58,717	$15,896

(1)         See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

Direct costs consist of the directly variable and attributable costs incurred for revenues earned. Direct cost of principal revenue represents the cost of miles paid to partners for miles transacted. Processing fees and related charges include credit card fees and other adjustments. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model and growth of existing products and will generally grow in line with the growth in principal revenue.

The direct cost of principal revenue grew by $5,116, or 9% over the prior year, in line with the growth in principal revenue. The decline of processing fees in 2009 is attributed to a change in economics under a renewed relationship with an existing partner in the second quarter of 2008 and the restructured relationship with Delta Air Lines.

Gross margin of $16,722 for the year ended December 31, 2009 decreased $158 or 1% over the prior year. See GROSS MARGIN section on page 8 for additional information.

Ongoing operating costs

(in thousands of US dollars)	2009	2008	2007	(1)
Employment costs	$10,637	$11,175	$8,756
Marketing and communications	1,749	1,259	1,544
Technology services	935	882	850
Operating expenses	2,794	3,008	2,950
Total ongoing operating costs	$16,115	$16,324	$14,100

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

Ongoing operating costs were $16,115 for the year ended December 31, 2009, a decrease of $209 or 1% from the prior year. Management’s ability to control ongoing operating costs is a key focus to ensure that increases to gross margin are accretive to EBITDA.

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other government charges. Employment costs decreased $538 or 5% from 2008. The decrease can be attributed to higher capitalized employment costs related to the development of the new Loyalty Currency Services technology platform. Expected efficiencies to be gained from this new platform enabled the Corporation to begin restructuring its operating expenses. Accordingly, the Corporation significantly reduced its use of external contractors and reduced full-time equivalents by approximately 20% during the second half of 2009. The number of short-term contractors decreased from 18 as at December 31, 2008 to 4 as at December 31, 2009. Full-time headcount decreased from 97 as at December 31, 2008 to 91 as at December 31, 2009. Management does not expect significant headcount adjustments in 2010.

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs for the year ended December 31, 2009 increased by $490, or 39% from the prior year, as a result of increased promotional efforts and initial costs focused on the rebrand and redesign of the Consumer Hub at Points.com. Management anticipates marketing expenditures to increase in 2010 in line with the growth in revenues from the Consumer Hub at Points.com.

Technology Services

Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses. The Corporation has been able to work with its service provider in this area to control cost increases to 6%, while not impacting the technology and services that operate the Corporation’s business.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses decreased $214, or 7% from the prior year. The decrease over the prior year can be attributed to initiatives undertaken by management to actively manage costs, including limitations on travel related costs and renegotiating vendor contracts.

Amortization, interest and other expenses

(in thousands of US dollars)	2009	2008	2007	(1)
Amortization	$783	$1,533	$2,847
Foreign exchange (gain) loss	(242)	756	518
Interest on preferred shares	–	517	1,092
Interest and capital tax	14	49	46
Impairment of long-lived assets(2)	–	1,256	–
Restructuring charges(3)	332	–	–
Recovery of future income taxes(4)	(344)	–	–
Total amortization, interest and other expenses	$543	$4,111	$4,503

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

(2)	See IMPAIRMENT OF LONG-LIVED ASSETS – pg.12

(3)	See RESTRUCTURING CHARGES – pg.12

(4)	See RECOVERY OF FUTURE INCOME TAXES – pg.13

Amortization Expense

Amortization expense decreased $750 or 49% from the prior year ended December 31, 2008, primarily due to the end of the amortization period with respect to certain purchases made by the Corporation in prior years. In addition, the Corporation ceased amortization of the MilePoint Inc. business asset acquisition that occurred in April 2004. This asset was considered impaired in the fourth quarter of 2008 and the remaining carrying value was written off at that time. Amortization expense is expected to increase in 2010 as the Corporation begins to amortize its new technology platforms.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has very limited control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss while a weakening US dollar will lead to a FX gain.

Canadian / US FX Rates(1)	2009	2008	2007
Period Start	0.818	1.018	0.857
Period End	0.953	0.818	1.018
Period Average	0.880	0.944	0.929

(1)         Source: www.oanda.com

The translation of the Corporation’s expenses is, and will continue to be, sensitive to changes in the Canadian / US FX rate. A change to the FX rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. For the year ended December 31, 2009, approximately 16% (2008 – 18%) of the Corporation’s expenses (including non-cash interest expense but excluding provision for future income taxes) are in CAD$ and 9% (2008 – nil) of the Corporations expenses are in EUROs, with the remaining expenses primarily US$. Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional international partners under the reseller model.

In an effort to minimize its risk to fluctuations in the Canadian / US exchange rate and control costs, management has implemented a hedging strategy in 2010 utilizing forward contracts to fix the exchange rate over the majority of its CAD$ expenses.

For the year ended December 31, 2009, the Corporation recorded a FX gain of $242 (2008 – ($756)). The FX gain was primarily due to a weakening US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves.

Restructuring Charges

During the third quarter of 2009, the Corporation initiated a restructuring of its operations in anticipation of expected efficiencies it would achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332, composed of employee severance and benefit arrangements. During the year ended December 31, 2009, the Corporation paid $178, in severance costs. Included in accrued liabilities is the unpaid amount related to severance of $154, which will be fully paid at the end of the third quarter of 2010.

Impairment of Long-Lived Assets

In 2008, the Corporation recorded total impairment charges of $1,256 related to three long-lived assets.

At the end of 2008, Management re-evaluated its patent strategy and determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. Some of these included applications in non-core jurisdictions. The Corporation recorded an impairment charge of $584 which represented the costs incurred to date in pursuing the patent applications that have now been abandoned.

In addition, the Corporation recorded an impairment charge of $414, related to the remaining carrying value of a contract and customer list intangible asset that arose from the MilePoint Inc. business asset acquisition in 2004. This asset was being amortized over the term of the contracts acquired in the acquisition. The remaining carrying value related solely to a contract with one loyalty program partner who discontinued its use of the MilePoint product associated with this contract. Once these products were discontinued by the partner, Management determined the remaining value to be impaired.

Lastly, the Corporation recorded an impairment charge of $258 related to internal use software development assets. The impairment is related to technical assets for which the Corporation will not continue to fund due to changes in the market place. Changes in the market place were sufficient to indicate impairment to the carrying value.

In 2009, no impairment charge was recorded.

Recovery of Future Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a future income tax recovery of $344 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

Net income (loss) and earnings (loss) per share

(in thousands of US dollars, except per share amounts)	2009	2008	2007 (1)
Net income (loss)	$64	$(3,555)	$(4,135)
Earnings (loss) per share
Basic	$0.00	$(0.03)	$(0.04)
Fully diluted	$0.00	$(0.03)	$(0.04)

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

The Corporation reported net income of $64, or nil per share for the year ended December 31, 2009 compared with a net loss of $3,555, for the year ended December 31, 2008 or $0.03 net loss per share. Earnings for the year ended December 31, 2009 represented a $3,619, or $0.03 per share improvement over the prior year. This increase over the prior year can be primarily attributed to lower operating expenditures, a foreign exchange gain, and impairment charges incurred in the prior year. This was partially offset by restructuring charges taken and lower interest income earned in 2009.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,821 thousand common shares for the year ended December 31, 2009, compared with 136,637 thousand for the year ended December 31, 2008. The Corporation reported nil basic earnings per share for the year ended December 31, 2009 compared with a basic loss per share of $0.03 for the year ended December 31, 2008 and a basic loss of $0.04 per share for the year ended December 31, 2007. For the years ended December 31, 2008 and December 31, 2007 the basic and diluted loss per share were the same as the impact of conversions, options and warrants were anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at December 31,
(in thousands of US dollars)	2009	2008	2007	(1)
Total funds available	$35,534	$30,962	$35,629
TOTAL ASSETS	47,143	42,714	49,746
Current liabilities	33,911	30,271	35,872
Liabilities	34,212	30,530	56,938
Shareholders' Equity	12,931	12,184	(7,192)
LIABILITIES AND SHAREHOLDERS’ EQUITY	47,143	42,714	49,746
Working Capital	$5,373	$5,534	$5,758

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2009, the Corporation continues to remain debt-free with $35,534 (2008 – $30,962) of total funds available, which is comprised of cash and cash equivalents, funds receivable from payment processors, short-term investments, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $5,373 at December 31, 2009 versus working capital of $5,534 as at December 31, 2008. The increase in cash funds available was offset by a corresponding increase in current liabilities due to the timing of partner payments. The decline in working capital was primarily due to the reclassification of certain current prepaid assets to non-current other assets, which was offset by an increase in the future income tax asset. Management considers its working capital position to be sufficient to meet its current obligations.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary
(in thousands of US dollars)	2009	2008	2007	(1)
Operating activities	$4,799	$(4,553)	$11,378
Investing activities	(4,105)	5,777	(8,432)
Financing activities	–	1,952	1,345
Effects of exchange rates	366	(1,858)	305
Change in cash and cash equivalents	$1,060	$1,318	$4,596

(1)	See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – pg.7

Operating Activities

Cash flows provided by operating activities in fiscal 2009 were due to positive EBITDA, and the timing of payments with certain loyalty program operators. Positive cash flows provided by operating activities increased over the prior year largely due to one-time changes in the timing of payments to certain loyalty program partners made in the fourth quarter of 2008.

Investing Activities

Cash used in investing activities of $4,105 for the year ended December 31, 2009 was primarily related to the purchase of short-term investments to best utilize the Corporation’s cash on hand. In addition, the Corporation invested in the development of its new Loyalty Currency Services technology platform and enhancements made to the Consumer Hub at Points.com. Cash flows provided by investing activities of $5,777 in fiscal 2008 primarily related to the sale of short-term investments.

Management anticipates significant levels of capital expenditures to be incurred throughout 2010 as it continues to focus on product and technology development as part of Project ePoch, a core strategy to the Corporation’s future growth plans. The Corporation will fund these capital expenditures entirely from its working capital.

Financing Activities

The Corporation did not use or generate funds from financing activities this year. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

(in thousands of US dollars)	Total	2010	2011	2012	2013	2014+
Operating lease (1)	$4,742	$665	$645	$625	$628	$2,179
Principal revenue (2)	125,449	27,947	31,972	30,517	16,712	18,301
	$130,191	$28,612	$32,617	$31,142	$17,340	$20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to such future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from March 24, 2010. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$442,217. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 494,667 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 24, 2010 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	5/10/2010	349,667	$0.85	$297,217
Options	1/25/2011	145,000	$1.00	145,000
Total		494,667		$442,217

OUTSTANDING SHARE DATA

As at March 24, 2010, the Corporation has 149,820,940 common shares outstanding.

As at March 24, 2010, the Corporation has outstanding options to acquire up to 11,103,077 common shares. The options have exercise prices ranging from $0.34 to $2.49 with a weighted average exercise price of $0.98. The expiration dates of the options range from May 10, 2010 to March 22, 2015.

The following table lists the common shares issued and outstanding as at March 24, 2010 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise
Common Shares Issued & Outstanding	149,820,940
Convertible Securities:
Stock options	11,103,077	CAD$ 10,900,810
Diluted	160,924,017	CAD$ 10,900,810
Securities Excluded from Calculation:
Options available to grant from ESOP (1)	84,605

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

FOURTH QUARTER RESULTS

Results of Operations	for the three months ended
(in thousands of US dollars,	December 31,	September 30,	December 31,
except per share amounts)	2009	2009	2008
Revenue	$16,577	$20,732	$21,702
Direct cost of principal revenue	10,153	16,393	16,928
Processing fees and related charges	379	582	617
Total direct costs	10,532	16,975	17,545
Gross margin	6,045	3,757	4,157
Ongoing operating costs	4,364	3,685	4,116
EBITDA	1,681	72	41
Amortization, interest and other expenses	(217)	337	3,068
Net income (loss)	1,898	(265)	(3,027)
Earnings (loss) per share
Basic	$0.01	$(0.00)	$(0.02)
Fully diluted	$0.01	$(0.00)	$(0.02)

Revenue

Revenues of $16,577 decreased $4,155 or 20% from the third quarter of 2009 and decreased $5,125 or 24% from the fourth quarter of 2008. The decrease in revenues from the prior periods can primarily be attributed to a decline in principal revenues due to the restructured relationship with Delta Air Lines effective October 1, 2009. This was partially offset by the launch of a new partnership in the third quarter of 2009 and successful promotional efforts during the fourth quarter.

Direct costs and gross margin

Direct costs of $10,532 decreased $6,443 or 38% from the third quarter of 2009 and decreased $7,013 or 40% from the fourth quarter of 2008. The decrease over prior periods can be attributed to the restructured relationship with Delta Air Lines effective October 1, 2009.

Gross margin increased $2,228 or 61% over the third quarter of 2009 and increased $1,888 or 45% over the fourth quarter of 2008. The increases in gross margin was due to two reasons.

First, the terms of the restructuring with Delta Air Lines provided for a series of payments over the fourth quarter of 2009. These payments allowed the Corporation to maintain its expected 2009 economics associated with this relationship. Second, the Corporation achieved record levels of transactional activity during the fourth quarter of 2009 through effective promotional efforts on behalf of many loyalty program partners.

Ongoing operating costs

	for the three months ended
	December 31,	September 30,	December 31,
(in thousands of US dollars)	2009	2009	2008
Employment costs	$2,641	$2,538	$2,895
Marketing and communications	691	328	298
Technology services	240	253	198
Operating expenses	792	566	725
Total ongoing operating costs	$4,364	$3,685	$4,116

Ongoing operating costs increased $679 or 18% over the third quarter of 2009 and increased $248 or 6% over the fourth quarter of 2008. The increase over the third quarter of 2009 can primarily be attributed to marketing expenditures related to the rebrand and redesign of the Consumer Hub at Points.com and an increase in general office expenses.

Amortization, interest and other expenses

	for the three months ended
	December 31,	September 30,	December 31,
(in thousands of US dollars)	2009	2009	2008
Amortization	$233	$200	$363
Foreign exchange (gain) loss	(3)	(70)	1,441
Interest and capital tax	19	(28)	8
Impairment of long-lived assets(1)	–	–	1,256
Restructuring charges(2)	–	332	–
Provision for future income taxes	(466)	(97)	–
Total amortization, interest, and other expenses	$(217)	$337	$3,068

(1)	See IMPAIRMENT OF LONG-LIVED ASSETS – pg.12

(2)	See RESTRUCTURING CHARGES – pg.12

The Corporation recorded a foreign exchange gain of $3 in the fourth quarter of 2009 versus a foreign exchange loss of $1,441 in the fourth quarter of 2008. In the fourth quarter of 2008, the US dollar strengthened considerably from the end of the third quarter of 2008, resulting in a significant unrealized foreign exchange loss on the translation of the Corporation’s non-US dollar cash reserves.

The Corporation recorded a future income tax recovery of $466 in the fourth quarter of 2009, which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

The Corporation recorded non-recurring charges in both the third quarter of 2009 and fourth quarter of 2008. In the third quarter of 2009, the Corporation recorded restructuring charges of $332 related to a restructuring of its operating expenses in anticipation of expected efficiencies it will achieve from its new technology platform (see RESTRUCTURING CHARGES – page 12). In addition, the Corporation recorded impairment charges related to certain long-lived assets (see IMPAIRMENT OF LONG-LIVED ASSETS – page 12) in the fourth quarter of 2008.

EBITDA

Reconciliation of Operating Income (Loss) to EBITDA

	for the three months ended
	December 31,	September 30,	December 31,
(in thousands of US dollars)	2009	2009	2008
Operating income (loss)	$1,451	$(391)	$(1,762)
Amortization	233	200	363
Foreign exchange (gain)/loss	(3)	(70)	1,441
Restructuring charges(1)	–	332	–
EBITDA	$1,681	$71	$42

(1)	See RESTRUCTURING CHARGES – pg.12

EBITDA of $1,681 increased $1,610 over the third quarter of 2009 and increased $1,639 over the fourth quarter of 2008. The EBITDA improvement over prior periods was primarily driven by growth in revenues at comparable or stronger margins.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars,			Basic earnings	Fully diluted
except per share amounts)		Net income	(loss)	earning (loss)
Quarter ended	Revenue	(loss)	per Share	per Share
December 31, 2009	$16,577	$1,898	$0.01	$0.01
September 30, 2009	$20,732	$(265)	$0.00	$0.00
June 30, 2009	$21,324	$(471)	$0.00	$0.00
March 31, 2009	$21,146	$(1,099)	$(0.01)	$(0.01)
December 31, 2008	$21,702	$(3,027)	$(0.02)	$(0.02)
September 30, 2008	$20,384	$(1,373)	$(0.01)	$(0.01)
June 30, 2008	$17,300	$43	$0.00	$0.00
March 31, 2008	$16,211	$802	$0.01	$0.01

CRITICAL ACCOUNTING ESTIMATES

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock-based compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets and provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. As a result of adopting Section 3064, the Corporation reclassified $518 of internal use software development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. In addition, the Corporation has classified $503 of amortization for the year ended December 31, 2008 from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statement of operations and deficit.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA's Emerging Issue Committee ("EIC") issued abstract EIC-173, “Credit and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 20, 2009. Upon adoption, there was no impact on the financial statements.

Financial Instruments

In June 2009, the CICA issued amendments to its Financial Instruments –Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under International Financial Reporting Standards (“IFRS”). These amendments are effective for the Corporation for the year ended December 31, 2009 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:

  Level 1 – quoted prices in active markets
  Level 2 – models using observable inputs other than quoted market prices
  Level 3 – models using inputs that are not based on observable market data

The Corporation has included these additional disclosures in Note 22 of the Corporation’s 2009 Annual Consolidated Financial Statements.

FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

For the Corporation, IFRS will be required for interim and annual financial statements for the fiscal year commencing January 1, 2011, and will include the preparation and reporting of one year of comparative figures.

In order to prepare for the transition to IFRS, the Corporation has developed a formal IFRS Transition Plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.

This plan includes a formal project structure including project governance, an estimate of required resources (both internal and external), a detailed timeline for the remainder of fiscal 2010, a training program, and a selection of all IFRS 1 elections. In addition, the Corporation is undergoing an assessment of the impact of IFRS on data systems, internal controls over financial reporting, disclosure controls and procedures, and business activities such as financing and compensation arrangements.

Management has assessed the impact of International Accounting Standard (“IAS”) 38 “Intangible Assets,” IAS 16 “Property, Plant & Equipment,” and IAS 21 “The Effects of Changes in Foreign Exchange Rates.” On initial assessment, no material differences were found after considering the measurement and recognition requirements of these standards. Management continues to assess the impact of the convergence towards IFRS on its financial reporting framework including the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation.

As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS for presentation in 2011. To accomplish this, the Corporation will effectively maintain two parallel books of account in 2010.

Business Combinations

In January 2009, the CICA issued a new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non-controlling Interests.”

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non-controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

Revenue Arrangements with Multiple Deliverables

In December 2009, the Accounting Standards Board issued new EIC-175, to replace the existing EIC-142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

RISK FACTORS

The following is a discussion of the risk factors relating to the Corporation and its business.

Economic Conditions

The current economic downturn may adversely impact the Corporation’s revenue. The level of business activity of the Corporation’s partners, which is affected by economic conditions, has a bearing on the results of Points’ operations. The Corporation can neither predict the impact that current economic conditions will have on our future revenue, nor when economic conditions will show meaningful improvement. During an economic downturn, Points’ partners and potential partners often cancel, reduce, defer or delay entering into new engagements. This may cause Points’ pricing, revenue and profitability to be negatively impacted.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry in North America. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty points/miles for their respective programs. As well, the overall popularity of loyalty points/miles and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty points/miles through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For more information see the REVENUE section – DEPENDENCE ON LOYALTY PROGRAM PARTNERS on page 10.

Contractual Performance Commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points/miles it will process or revenues it will generate for its partners over the term of its agreements. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history. The Corporation may not be profitable in future periods.

Liquidity

The Corporation faces a liquidity risk due to various factors, including and not limited to, the unpredictability of the current economic climate, failure to secure appropriate funding vehicles and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Corporation as a result of this liquidity risk can have undesirable consequences on the Corporation. The Corporation takes several precautions in order to protect its interests, such as maintaining a suitable financing source to support the Corporation’s operations and by ensuring that it has appropriate cash reserves to fulfill its financial obligations.

Competition

The ecommerce market is intensely competitive, and we have many competitors with substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed. Competition could affect our pricing strategies, and lower our revenues and net earnings. It could also affect our ability to retain existing partners and attract new ones. As well, competitors of the Corporation may have longstanding relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Foreign Exchange

The US dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse effect on the Corporation’s reported results. In 2010, the Corporation entered into foreign currency forward contracts to hedge the exchange rate risk on the majority of its expected requirement for Canadian dollars.

In 2009, currency markets experienced volatility as a fall out from recent turbulence in the financial markets. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a weakening US dollar will lead to a FX loss. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $96 (2008 – $672).

Credit Risk

The Corporation’s term deposits expose the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Loyalty Solutions to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

US and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S., National Instrument 52-109 and Part XXIII.1 of the Securities Act (Ontario), may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX, section 404 and National Instrument 52-109. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting. Management’s review is designed to provide reasonable, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting differences, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Corporation Accounting Oversight Board (United States). Deloitte & Touche LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2009. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2009, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Corporation’s Independent Registered Chartered Accountants, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management believes the Corporation has sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over its financial reporting function and address the requirements of its normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal control over financial reporting.

There have been no changes in the Corporation’s internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Rob MacLean	Anthony Lam
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the "Company") as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of operations and deficit, comprehensive income (loss) and accumulated other comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in

Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in the consolidated financial statements that have a material effect on the comparability of the Company’s financial statements such as the changes described in Note 2(q) referring to changes in accounting principles regarding the Company’s adoption of Canadian Institute of Chartered Accountants’ Handbook Section 3064, “Goodwill and Intangible Assets”. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company

Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 29, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

AS AT DECEMBER 31,	2009	2008 Restated [Note 2	(q)]

ASSETS
Current Assets
Cash and cash equivalents	$23,914	$22,854
Funds receivable from payment processors (Note 4)	5,855	5,066
Short-term investments (Note 5)	3,302	792
Security deposits (Note 6)	2,463	2,250
Accounts receivable (Note 7)	1,907	2,448
Future income tax asset (Note 23)	945	601
Current portion of deferred costs (Note 11)	139	247
Prepaid and sundry assets	759	1,548
	39,284	35,806
Property and Equipment (Note 8)	607	809
Intangible Assets (Note 9)	2,014	998
Goodwill (Note 10)	4,205	4,205
Deferred Costs (Note 11)	82	144
Other Assets (Note 12)	951	752
	7,859	6,908
	$47,143	$42,714

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,087	$3,217
Current portion of deferred revenue	609	1,087
Payable to loyalty program partners	30,215	25,967
	33,911	30,271
Deferred Revenue	301	259
	34,212	30,530

SHAREHOLDERS’ EQUITY
Accumulated Other Comprehensive Loss	(2,566)	(2,566)
Accumulated Deficit	(49,463)	(49,527)
	(52,029)	(52,093)
Capital Stock (Note 14)	56,662	56,662
Contributed Surplus (Note 16)	8,298	7,615
	12,931	12,184
	$47,143	$42,714

APPROVED ON BEHALF OF THE BOARD:

Bernay Box	Rob MacLean
Chairman	Director and Chief Executive Officer

See Accompanying Notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2009	2008 Restated [Note 2	(q)]

REVENUE
Principal	$70,781	$65,483
Other partner revenue	8,946	9,194
Interest	52	920
	79,779	75,597

GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	60,902	55,786
Processing fees and related charges	2,155	2,931
Employment costs	10,637	11,175
Marketing and communications	1,749	1,259
Technology services	935	882
Amortization	783	1,533
Foreign exchange (gain) loss	(242)	756
Operating expenses (Note 17)	2,794	3,008
Restructuring charges (Note 27)	332	–
	80,045	77,330
OPERATING LOSS – before undernoted	(266)	(1,733)

OTHER EXPENSES
Interest on preferred shares	–	517
Interest and other charges	14	49
Impairment of long-lived assets (Note 18)	–	1,256
	14	1,822
LOSS BEFORE INCOME TAXES	(280)	(3,555)
Recovery of future income taxes	(344)	–
NET INCOME (LOSS)	$64	$(3,555)

EARNINGS (LOSS) PER SHARE (Note 19)
Basic	$0.00	$(0.03)
Diluted	$0.00	$(0.03)

DEFICIT – Beginning of year	$(49,527)	$(45,972)
NET INCOME (LOSS)	64	(3,555)
DEFICIT – End of year	$(49,463)	$(49,527)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2009	2008

COMPREHENSIVE INCOME (LOSS)
NET INCOME (LOSS)	$64	$(3,555)
Comprehensive income (loss)	$64	$(3,555)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of year	$(2,566)	$(2,566)
Balance – End of year	$(2,566)	$(2,566)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2009	2008 Restated [Note 2	(q)]

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$64	$(3,555)
Items not affecting cash
Amortization of property and equipment	446	582
Amortization of deferred costs	2	331
Amortization of intangible assets	335	620
Future income tax recovery	(344)	–
Unrealized foreign exchange (gain) loss	(368)	987
Employee stock option expense (Note 16)	683	648
Interest on Series Two and Four preferred Shares	–	517
Impairment of long-lived assets (Note 18)	–	1,256
Changes in non-cash balances related to operations (Note 20(a))	3,981	(5,939)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,799	(4,553)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(244)	(487)
Additions to intangible assets	(1,351)	(350)
Sale of short-term investments	–	11,589
Purchase of short-term investments	(2,510)	(4,975)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(4,105)	5,777

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	–	(6)
Share issuance on capital transaction (Note 15)	–	1,688
Issuance of capital stock on exercise of stock options and warrants (Note 15)	–	270
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	–	1,952
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	366	(1,858)

INCREASE IN CASH AND CASH EQUIVALENTS	1,060	1,318

CASH AND CASH EQUIVALENTS – Beginning of year	22,854	21,536

CASH AND CASH EQUIVALENTS – End of year (Note 20(c))	$23,914	$22,854

Supplemental Information
Interest Received	$68	$947
Interest Paid	$15	$2

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
 (Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

1.	BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

The Corporation’s functional and reporting currency is the US dollar (US$).

2.	SUMMARY OF ACCOUNTING POLICIES AND ESTIMATES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 28 describes and reconciles the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

	a)	Estimates

The preparation of the Corporation’s consolidated financial statements, in accordance with Canadian GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.

b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed or determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of The Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

(iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Related costs are recorded as part of direct cost of principal revenue.

(iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation’s proprietary Points.com web portal. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(v)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

(vi)

Management fees are charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized over the period that the service is provided.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Other partner revenues are recorded on a net basis. Other partner revenue also includes other revenues received from partners which are not transactional in nature but have been earned in the period.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase, and are carried at cost which approximates their fair value because of the short- term nature of the instruments.

d)	Funds receivable from payment processors

Funds receivable from payment processors are amounts collected on behalf of the Corporation and held for up to three days before being released to the Corporation.

e)	Short-term investments

Short-term investments consist of highly liquid investments (term deposits) with original maturity dates between three and twelve months, and are carried at amortized cost using the effective interest method which approximates fair value.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is based on the estimated useful lives of the assets using the methods and annual rates as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	straight-line over 3 years
Leasehold improvements	straight-line over shorter of
useful life or the lease term

In accordance with CICA Handbook Section 3063, “Impairment of long- lived assets,” the Corporation evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment has occurred if the carrying value of an asset is not recoverable. If the fair value is less than the carrying amount of the asset, an impairment charge is recognized for the difference.

g)	Intangible assets

Intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

For intangible assets subject to amortization, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived intangible asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

Patents will be amortized over the useful life of the patent, commencing when the patents have been granted. As of December 31, 2009, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 to 5 years.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

i)	Deferred costs

In relation to the Corporation’s technology design and development revenue, and loyalty program sign up fees involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement.

Direct costs associated with securing key loyalty program partner relationships are deferred and amortized over the expected life of the partner agreement.

j)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through ecommerce services for retailing, wholesaling and other loyalty currency services.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work which are deferred and recognized over the expected life of the partner agreement.

Deferred revenue also includes proceeds for mileage, where the issuance of this mileage to loyalty program members occurs at a later date. Deferred revenue also includes membership fees for services to be provided over a future period. This revenue is recognized over the membership term.

l)	Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into United States dollars at exchange rates prevailing at the balance sheet date for monetary items. Revenue and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and are included in net earnings.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation’s reporting currency, the United States dollar, at the rate of exchange prevailing at year end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average exchange rates prevailing during the year except for amortization, which is translated at the rates of exchange applicable to the related assets.

m)	Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

The Corporation provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

n)	Earnings per share

The Corporation uses the treasury stock and if-converted method to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options and warrants, and conversion of preferred shares, as if the events had occurred at the beginning of the period or at a time of issuance, if later.

o)	Stock based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital with the related portion previously added to contributed surplus when the compensation costs were charged to earnings.

Non employees

For stock based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

p)	Financial instruments

Financial instruments are classified into one of the following four categories: held-for-trading (assets or liabilities), loans and receivables, held-to-maturity, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the statements of operations.

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. They are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Corporation’s management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Other financial liabilities

Other financial liabilities include all financial liabilities other than those classified as held-for-trading and comprise trade payables, and other short-term monetary liabilities. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

The Corporation’s financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Funds receivable from payment processors	Loans and receivables	Amortized cost
Short-term investments	Held-to-maturity	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Payable to loyalty program partners	Other financial liabilities	Amortized cost

q)	Adoption of new accounting policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, provides more specific guidance on the recognition of internally developed intangible assets, and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $518 of internal use software development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $503 for the year ended December 31, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA’s Emerging Issue Committee (“EIC") issued abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 20, 2009. Upon adoption, there was no material impact on the financial position or earnings of the Corporation.

Financial Instruments

In June 2009, the CICA issued amendments to its Financial Instruments – Disclosure standard to expand disclosures of financial instruments. These amendments are effective for the Corporation for the year ended December 31, 2009 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:

  Level 1 – quoted prices in active markets

  Level 2 – models using observable inputs other than quoted market prices

  Level 3 – models using inputs that are not based on observable market data

The Corporation has included these additional disclosures in Note 22.

3.	FUTURE ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Corporation, IFRS will be effective for interim and annual periods commencing January 1, 2011, including the preparation and reporting of one year of comparative figures.

The Corporation has established a project team to support adopting IFRS. The project team is actively monitoring developments and guidance on the application of IFRS to the Corporation. As a result of proposed changes to certain IFRS, together with the current stage of the Corporation’s IFRS project, the Corporation cannot reasonably quantify, at this time, the full impact that adopting IFRS will have on its financial position and future results.

Business Combinations, Consolidated Financial Statements, and Non-controlling Interests

In January 2009, the CICA issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. The Business Combinations standard provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Most acquisition-related costs must be accounted for as expenses in the periods they are incurred. This new standard will be applicable for acquisitions that are completed on or after January 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. The Consolidated Financial Statements standard establishes guidance for preparing consolidated financial statements after the acquisition date. The Non-controlling Interests standard provides guidance on the accounting and presentation of non-controlling interest. These new standards must all be adopted concurrently.

Revenue Arrangements with Multiple Deliverables

In December 2009 the Emerging Issues Committee issued new EIC-175, to replace the existing EIC-142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

4.	FUNDS RECEIVABLE FROM PAYMENT PROCESSORS

Funds receivable from payment processors are funds due from the Corporation’s credit card processors. These funds represent amounts collected from customers and are typically deposited directly to the Corporation’s bank account within 3 business days from the date of sale.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent amounts invested in term deposits with original maturity dates between 3 and 12 months. The average interest rate on the short-term investments at year end was 0.27% per annum (2008 – 2.17%). Included in short-term investments is restricted cash of $802 (2008 – $792) held primarily as collateral for commercial letters of credit issued in accordance with the terms of business agreements.

6.	SECURITY DEPOSITS

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

7.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and the technology design and development fees. The amount is presented net of an allowance for doubtful accounts. At year end the allowance was $8 (2008 - $63).

8.	PROPERTY AND EQUIPMENT

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Furniture and equipment	$420	$217	$203
Computer equipment	598	305	293
Software	1,154	1,062	92
Leasehold improvements	887	868	19
	$3,059	$2,452	$607

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Furniture and equipment	$719	$425	$294
Computer equipment	1,038	722	316
Software	1,441	1,361	80
Leasehold improvements	889	770	119
	$4,087	$3,278	$809

9.	INTANGIBLE ASSETS

Intangible assets of $2,014 (2008 - $998) are comprised of the following: a) Intangible assets subject to amortization

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Patents	$470	$–	$470
Internal use software development costs	6,786	5,327	1,459
	$7,256	$5,327	$1,929

		Accumulated	Net Carrying
2008	Cost	Amortization	Amount
Patents	$403	$–	$403
MilePoint contracts and customer list	3,445	3,445	–
Internal use software development costs	8,386	7,868	518
	$12,234	$11,313	$921

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation’s current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. As part of the acquisition, the Corporation acquired the customer list and contracts between MilePoint and certain loyalty program partners for the operation of technology solutions. The fair value assigned to the contracts and customer list at the time of acquisition was $3,859. In December 2008, the Corporation recorded an impairment charge of $414 related to the remaining carrying value of its MilePoint contracts and customer list asset.

The remaining carrying value related solely to a contract with one loyalty program partner. The partner discontinued its use of the product associated with this contract, which was sufficient to suggest impairment. The impairment charge is included in the Impairment of long-lived assets line (see Note 18) in the Consolidated Statements of Operations. The remaining net book value is nil (2008 - nil).

In December 2008, the Corporation recorded an impairment charge of $258 related to internal use software development assets. The impairment charge is related to technical assets for which the Corporation will not continue to fund. Changes in the marketplace were sufficient to indicate impairment to the carrying value. The Corporation’s approach in determining the recoverable amount utilized a discounted cash flow methodology, which involved making estimates and assumptions regarding revenue growth, operating margins, and discount rates. These estimates may differ from actual results of operations and cash flows. In the Consolidated Statements of Operations, the impairment charge is included in the Impairment of long-lived assets line (see Note 18).

In December 2008, Management re-evaluated its patent strategy. Management determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. The Corporation recorded an impairment charge of $584 which represented the costs incurred in pursuing the patent applications that were abandoned. The impairment charge is included in the Impairment of long-lived assets line (see Note 18) in the Consolidated Statements of Operations.

b) Intangible assets not subject to amortization

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $85 (2008 – $77) are representative of actual costs incurred to date in registering trademarks. Trademarks are still deemed to have an indefinite useful life, and are therefore not amortized. They continue to be tested for impairment if impairment indicators exist.

10.	GOODWILL

Goodwill of $4,205 (2008 – $4,205) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004 (see Note 9). In accordance with the CICA Handbook Section 3064, “Goodwill and Intangible Assets,” a valuation of the goodwill occurs annually at year end. As at December 31, 2009 and 2008, there has been no impairment.

11.	DEFERRED COSTS

Deferred costs include the following: (1) direct upfront contract initiation costs associated with website application design and development revenues; and (2) direct partner relationship costs, which relate to the issuance of shares by the Corporation to a key loyalty program partner to secure the relationship.

Upfront contract initiation costs relate to the Corporation’s partner sign-up and technology design and development revenues involving arrangements with multiple deliverables and are deferred and recognized over the expected life of the agreement. Direct partner relationship costs are amortized over the expected benefit period of the relationship. The amortization of deferred costs was $2 in 2009 (2008 –$331)

12.	OTHER ASSETS

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities. The current portion of this asset is recorded under the Prepaid and sundry assets line.

13.	CONVERTIBLE PREFERRED SHARES

	a)	Series Two preferred share

In 2003, the Corporation issued one Series Two preferred share for aggregate consideration of CAD$12,400,000. The Series Two preferred share was a voting, convertible share and ranked equally with the Series Four preferred share and in priority to the common shares. The Series Two preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 common shares subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares").

If not converted, the Series Two preferred share would have been redeemed on March 31, 2013 for the greater of CAD$12,400,000 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Two preferred share and the market value of the common shares into which the Series Two preferred share could then be converted.

On June 11, 2008, the holder of the Series Two preferred share exercised its right to convert the Series Two preferred share into 24,028,016 common shares of the Corporation (See Note 14 (a)).

b)	Series Four preferred share

In 2005, the Corporation issued one Series Four preferred share for aggregate cash consideration of CAD$3,454,611. The Series Four preferred share was a voting, convertible share and ranked equally with the Series Two preferred share and in priority to the common shares. The Series Four preferred share was convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 5,411,434 common shares, subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four preferred share were identical to the Series Two preferred share.

If not converted, the Series Four preferred share would have been redeemed by the Corporation on March 31, 2013 for the greater of CAD$3,454,611 plus 7% per annum interest calculated on a daily basis from the date of issue of the Series Four preferred share and the market value of the common shares into which the Series Four preferred share could then be converted.

On June 11, 2008, the holder of the Series Four preferred share exercised its right to convert the Series Four preferred share into 5,411,434 common shares of the Corporation (See Note 14 (a)).

14.	CAPITAL STOCK

Authorized
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Cash Proceeds	Amount
Balance January 1, 2008	120,020,115	$–	$34,887
Conversion of preferred shares (i)	29,439,450	–	20,326
Share surrender and cancellation (ii)	(1,591,322)	–	(587)
Shares issued (iii)	1,591,322	2,563	2,563
Share issuance costs (iv)	–	(875)	(875)
Exercise of stock options (v)	212,505	148	201
Exercise of warrants (vi)	148,870	121	147
Balance December 31, 2008 and 2009	149,820,940	$1,957	$56,662

i)

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively.

ii)	On June 11, 2008, immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation.

iii)	On June 11, 2008, the Corporation issued 1,591,322 new common shares from treasury. The pricing set by the syndicate before transaction costs was $1.65 CAD per share.

iv)	Share issuance costs of $875 were incurred by the Corporation related to all capital transactions on June 11, 2008. Net cash flows from share issuance of capital stock was $1,688.

v)	212,505 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from CAD$0.22 to CAD$1.01 per share.

vi)	On April 1, 2008, the remaining 148,780 warrants were exercised in full at a price of CAD$0.83 per share.

Capital Transactions

The following summarizes the transactions that took place related to the conversion of the Series Two and Series Four preferred shares.

a)	Conversion of preferred shares

On June 11, 2008, the holder of the Series Two and Series Four preferred shares exercised its right to convert the Series Two and Series Four preferred shares into 24,028,016 and 5,411,434 common shares, respectively, of the Corporation. As a result of the conversion, the Corporation’s liability related to the Series Two preferred share was reduced by $16,201 (including accrued interest of $4,097) and its liability related to the Series Four preferred share was reduced by $4,125 (including accrued interest of $754). In total, a $20,326 reduction in the liability related to the convertible preferred shares has been recorded as share capital on the conversion and represents the stated value of the common shares that were issued as part of this transaction.

The change in the convertible preferred shares from December 31, 2007 to the date of conversion and the amounts included in income for the year are as follows:

Convertible preferred shares
Balance at January 1, 2008	$20,679
Interest on preferred shares	516
Foreign exchange gain	(869)
Balance at June 11, 2008	20,326
Conversion of preferred shares	(20,326)
Balance at December 31, 2008	$–

b)	Share surrender and cancellation

Immediately following the conversion of the preferred shares, the same shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation. The stated value of the shares cancelled was calculated at the average amount of the shares in capital stock and amounted to $587. Share capital was reduced by this amount and an equal amount was credited to contributed surplus to account for this transaction.

c)	Issuance of common shares

As part of the financing transaction, the Corporation issued 1,591,322 new common shares from treasury, at $1.65 CAD to the syndicate of underwriters. As a result, before share issuance costs, the share capital of the Corporation was increased by $2,563.

The following table summarizes the transactions on June 11, 2008:

	Number of shares
	Preferred	Common	Preferred	Common	Contributed Surplus
Conversion of Series Two preferred share	(1)	24,028,016	$(16,201)	$16,201	$–
Conversion of Series Four preferred share	(1)	5,411,434	(4,125)	4,125	–
Surrender and cancellation of common shares	–	(1,591,322)	–	(587)	587
Stock issued from treasury at $1.65 CAD	–	1,591,322	–	2,563	–
Share issue costs		–	–	(875)	–
Total as at June 11, 2008	(2)	29,439,450	$(20,326)	$21,427	$587

15.	STOCK OPTIONS

	a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three year period and expire five years from the grant date. In 2008, the shareholders of the Corporation approved an increase in the maximum number of issuable shares under the stock option plan from 14,058,406 to 18,000,000.

	December 31,	December 31,
	2009	2008
Options authorized by shareholders	18,000,000	18,000,000
Less: options exercised	(6,812,318)	(6,812,318)
Net options authorized	11,187,682	11,187,682
Less: options issued & outstanding	(9,215,031)	(8,494,298)
Options available to grant	1,972,651	2,693,384

b)	Stock options

Stock-based compensation plan

At December 31, 2009, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair value based method of accounting for stock-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $683 for 2009 (2008 – $648).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in years 2004 to 2009: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged from 29% to 80%, risk-free interest rate has ranged from 1.8% to 4.4% with an expected life of 3 years. The fair value of options granted in 2009 and 2008 were calculated using the following weighted assumptions:

	2009	2008
Dividend yield	nil	nil
Risk-free rate	2.21%	3.28%
Forfeiture rate	36%	36%
Expected volatility	69.1%	57.1%
Expected life of options	3	3

A summary of the status of the Corporation’s stock option plan as of December 31, 2009 and 2008, and changes during the years ended on those dates are presented below.

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	(in CAD$)	options	(in CAD$)
Beginning of Year	8,494,298	$1.25	7,202,541	$1.17
Granted	1,891,115	$0.44	2,099,242	$1.40
Exercised	-	$-	(212,505)	$0.70
Expired	(396,374)	$1.26	(522,500)	$1.11
Forfeited	(774,008)	$1.14	(72,480)	$0.98
End of year	9,215,031	$1.11	8,494,298	$1.25
Exercisable at end of year	5,379,329	$1.09	3,086,169	$1.13
Weighted average fair value of options granted	CAD$0.20		CAD$0.50

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of exercise	Number of	contractual	price	Number of	price
prices	options life	(years)	(in CAD$)	options	(in CAD$)
$0.01 to $0.49	1,706,281	4.3	$0.44	708,320	$0.43
$0.50 to $0.99	2,313,750	2.0	$0.84	1,536,791	$0.84
$1.00 to $1.49	2,923,666	2.5	$0.16	1,185,654	$1.13
$1.50 to $1.99	2,166,334	2.8	$1.79	1,831,278	$1.51
$2.00 and over	105,000	3.0	$2.17	117,286	$1.44
	9,215,031			5,379,329

	Vest based on		Vest based on
	employee service		performance criteria
		Weighted		Weighted
		average		average
		exercise		exercise
Range of	Number of	price	Number of	price
exercise prices	options	(in CAD$)	options	(in CAD$)
$0.01 to $0.49	354,182	$0.43	-	n/a
$0.50 to $0.99	776,959	$0.84	-	n/a
$1.00 to $1.49	1,438,012	$1.18	300,000	$1.23
$1.50 to $1.99	916,171	$1.51	-	n/a
$2.00 and over	50,378	$1.62	-	n/a
	3,535,702		300,000

	Exercise price equals		Exercise price exceeds
	market price on grant		market price on grant
		Weighted		Weighted
		average		average
		exercise		exercise
Range of	Number of	price	Number of	price
exercise prices	options	(in CAD$)	options	(in CAD$)
$0.01 to $0.49	44,075	$0.40	1,847,040	$0.44

The expense to be recognized in future periods from the options outstanding at year-end using the year end foreign exchange rate is estimated to be $663 (2008 – $972). No options were exercised subsequent to year-end.

c)	Warrants

There were 148,870 warrants outstanding at the beginning of fiscal 2008 with a weighted average exercise price in CAD of $0.83. All warrants were exercised in fiscal 2008 leaving a nil balance of warrants outstanding as at December 31, 2008 and 2009.

The weighted average grant date fair value of warrants granted were estimated at their grant date at CAD$0.21 using the Black Scholes option pricing model. The pricing model assumed a weighted average risk free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

No common share purchase warrants were issued in 2009.

16.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2008	$6,433
Employee stock option expense	648
Fair value of stock options exercised	(53)
Share surrender and cancellation (i)	587
Contributed surplus – December 31, 2008	7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	$8,298

(i)	On June 11, 2008, a shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation (Note 14).

17.	OPERATING EXPENSES

Operating expenses are comprised of:

	2009	2008
Office expenses, travel and personnel	$1,318	$1,407
Professional fees	889	1,024
Insurance, bad debts and governance	587	577
	$2,794	$3,008

18.	IMPAIRMENT OF LONG-LIVED ASSETS

In December 2008, the Corporation recorded an Impairment of long-lived assets amount related to the following assets:

	2009	2008
Internal software development costs (Note 9)	$-	$258
MilePoint contracts and customer list (Note 9)	-	414
Patents (Note 9)	-	584
	$-	$1,256

19.	EARNINGS (LOSS) PER SHARE

A reconciliation of the number of shares used in the earnings per share calculations is as follows:

	2009	2008
Weighted average number of shares outstanding per basic earnings per share calculation	149,820,940	136,636,629
Effect of dilutive instruments outstanding	–	1,153,896
Weighted average number of shares outstanding per diluted earnings per share calculation	149,820,940	137,790,525

a)	Basic earnings (loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings (loss) per share

Diluted (loss) per share represents what the net income (loss) per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the period. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

In 2009 and 2008, the diluted earnings (loss) per share is equal to the basic earnings (loss) per share as the effect of conversions, options and warrants was anti-dilutive.

20.	STATEMENT OF CASH FLOWS

a)	Changes in non-cash balances related to operations are as follows:

	2009	2008
Increase in security deposits	$(213)	$(688)
(Increase) decrease in funds receivable from payment processors	(789)	61
Decrease in accounts receivable	541	906
Decrease in deferred costs	170	39
Decrease in prepaids and sundry assets	789	219
Increase in other assets	(199)	(752)
Decrease in accounts payable and accrued liabilities	(130)	(271)
Decrease in deferred revenue	(436)	(670)
Increase (decrease) in payable to loyalty program partners	4,248	(4,783)
	$3,981	$(5,939)

b)	Interest and taxes

Interest of $15 (2008 – $2) was paid during the year. In addition to this, the Corporation paid capital taxes of $23 (2008 – $48) in the year. Interest revenue of $68 (2008 – $947) was received during the year.

c)	Cash and cash equivalents consists of cash and term deposits. There were no term deposits as at December 31, 2009 and 2008.

21.	CAPITAL DISCLOSURES

The Corporation defines its capital as follows:

	(i)	Shareholders’ equity;
	(ii)	Cash and cash equivalents and short-term investments.

The amounts included in the Corporation’s capital are as follows:

	2009	2008
Shareholders’ equity	$12,931	$12,184
Cash and short term investments	$27,216	$23,646

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements. There were no changes in the Corporation’s approach to capital management during the period.

22.	FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of short-term financial assets and liabilities, including cash, short-term investments, security deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents (Note 20)	$23,914	$-	$-	$23,914
	$23,914	$-	$-	$23,914

Credit risk

The Corporation’s term deposits and short-term investments held as collateral subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

As at December 31, the aging of accounts receivable is as follows:

	2009	2008
Current	$1,269	$2,062
Past due 31–60 days	367	163
Past due 61–90 days	127	105
Past due over 90 days	152	181
Trade accounts receivable	1,915	2,511
Less: allowance for doubtful accounts	(8)	(63)
	$1,907	$2,448

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2009	2008
Balance, beginning of year	$63	$74
Provision for doubtful accounts	8	27
Bad debts written off, net of recoveries, and other	(63)	(38)
Balance, end of year	$8	$63

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2009:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year to	3 years to
	Amount		year	3 years	5 years
Accounts payable and accrued liabilities	$3,087	$3,087	$3,087	$-	$-
Payable to loyalty program partners	30,215	30,215	30,215	-	-
Operating leases (1)	-	4,742	665	1,270	2,807
Principal revenue (1)	-	125,449	27,947	62,489	35,013
	$33,302	$163,493	$61,914	$63,759	$37,820

(1)         For further explanation on these contractual cash flows refer to Note 24.

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation did not use financial instruments to hedge these risks in 2009.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to an FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $96 (2008 – $672).

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2009	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9532	1.5928	1.4333	0.9636
Financial assets (in thousands of dollars)
Cash and cash equivalents	$23,914	588	1,418	1,844	42
Funds receivable from payment processor	5,855	1	506	691	6
Short-term investments	3,302	841	-	-	-
Security deposits	2,463	-	40	151	1
Accounts receivable	1,907	54	316	16	-
	$37,441	1,484	2,280	2,702	49
Financial liabilities (in thousands of dollars)
Accounts payable and accrued liabilities	$3,087	1,537	210	17	-
Payable to loyalty program partners	30,215	-	1,875	2,211	25
	$33,302	1,537	2,085	2,228	25

Revenues earned from the Corporation’s partners stationed in Canada are contracted in Canadian dollars. The Corporation receives these payments in Canadian dollars and uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

23.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2009	2008
Income tax recovery at statutory rate 33.0% (2008 – 33.5%)	$(92)	$(1,191)
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	12	44
Lower effective income tax rate on future taxes	505	44
Tax cost of non-deductible items	240	907
Change in foreign exchange rates	100	-
Recognition of tax benefit on loss carry-forwards	-	(232)
Change in valuation allowance	(1,164)	478
Other	55	(50)
Total income taxes	$(344)	$-

The Corporation has non-capital losses carry forward for income tax purposes in the amount of approximately $ 25,267. The losses may be used to reduce future years' taxable income and expire approximately as follows:

		Jurisdictions
	Total USD	Canada	United Kingdom	United States
2010	$3,640	$3,640	$-	$-
2011	5,492	5,492	-	-
2015	5,663	5,663	-	-
2022 - 2029	8,243	5,968	-	2,275
No expiry	2,229	-	2,229	-
Total	$25,267	$20,763	$2,229	$2,275

The nature and tax effects of the items that give rise to significant portions of the future income tax assets are as follows:

	2009	2008
Losses carried forward	$8,417	$8,787
Property and equipment	2,828	3,146
Share issue costs	140	310
Reserves	86	48
	11,471	12,291
Valuation allowance	(10,526)	(11,690)
Net future income tax asset	$945	$601

The Corporation has capital losses of $5,356 (2008 – $1,706) which can be carried forward indefinitely and are not included as part of the future tax asset.

24.	COMMITMENTS AND CONTINGENCIES

	Total	2010	2011	2012	2013	2014+
Operating lease(1)	$4,742	$665	$645	$625	$628	$2,179
Principal revenue(2)	125,449	27,947	31,972	30,517	16,712	18,301
	$130,191	$28,612	$32,617	$31,142	$17,340	$20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

In addition, the Corporation is involved in a legal proceeding incidental to the normal course of business. The Corporation is of the view that although the outcome of such litigation cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

25.	SEGMENTED INFORMATION

	a)	Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2009 and 2008 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

	b)	Enterprise-wide disclosures – Geographic information

$67,873 (2008 – $73,299), representing 85% (2008 – 97%) of the Corporation's revenue, was generated in the United States, $105 (2008 - $397), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

At December 31, 2009 and 2008, substantially all of the Corporation's assets were in Canada.

26.	MAJOR CUSTOMERS

For the year ended December 31, 2009, there were three customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate these three customers represented 81% (two customers in 2008 represented 78%) of the Corporation’s total revenue. In addition, 16% of the Corporation's amount payable to loyalty program partners is due to these three customers (three customers in 2008 represented 64%).

27.	RESTRUCTURING CHARGES

In 2009, the Corporation undertook a restructuring of its operating expenses in anticipation of expected efficiencies it will achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332 composed of employee severance and benefit arrangements. The Corporation paid $178 in severance costs during the year ended December 31, 2009. Included in accrued liabilities is the unpaid amount related to severance of $154 which will be fully paid at the end of the third quarter of 2010.

28.	US GAAP RECONCILIATION

The significant differences between Canadian GAAP and US GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of operations to net income (loss) that would have been reported had the financial statements been prepared in accordance with US GAAP:

	2009	2008
Net income (loss) in accordance with Canadian GAAP	$64	$(3,555)
Internal use software development costs amortization	-	25
Net income (loss) in accordance with US GAAP	$64	$(3,530)

Basic earnings (loss) per share	$0.00	$(0.03)
Diluted earnings (loss) per share	$0.00	$(0.03)

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2009	2008
Shareholders’ equity in accordance with Canadian GAAP	$12,931	$12,184
Internal use software development costs	-	(834)
Internal use software development costs amortization	-	834
Shareholders’ equity in accordance with US GAAP	$12,931	$12,184

The cumulative effect of these adjustments on the reported assets is as follows:

	2009	2008
Assets in accordance with Canadian GAAP	$47,143	$42,714
Internal use software development costs	-	(834)
Internal use software development costs amortization	-	834
Assets in accordance with US GAAP	$47,143	$49,714

There is no difference in the cash flows as reported in the consolidated statements of cash flows under US GAAP.

Codification of authoritative accounting principles

In July 2009, the Financial Accounting Standards Board (“FASB”) issued the

FASB Accounting Standards CodificationTM (“ASC”) as the single source of authoritative US GAAP (other than guidance issued by the US Securities and Exchange Commission), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. This guidance was effective for interim and annual periods ending after September 15, 2009. Since that time, only one level of authoritative US GAAP exists. All other literature is considered non-authoritative. This guidance did not have an effect on the Corporation’s financial position, or results of operations, however, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

Internal use software development costs

In 2008, Canadian GAAP allowed the capitalization and amortization of internal use software development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under US GAAP, ASC Topic 350 “Intangibles – Goodwill and Other” which replaces Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. Effective January 1, 2009, the Corporation adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and aligned with the US GAAP guidance on the capitalization and amortization of internal use software development costs.

Business combinations

The FASB issued ASC Topic 805 “Business Combinations” which replaces FAS 141(R), “Business Combinations” and significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Corporation adopted ASC Topic 805 effective January 1, 2009 and based on the Corporation’s assessment, the adoption of ASC Topic 805 did not have an impact on the Corporation’s financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

Accounting for uncertainty in income taxes

The Corporation adopted ASC Topic 740-10, formerly Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Corporation’s assessment, the application of ASC Topic 740-10 did not have a significant impact on the Corporation’s financial statements for purposes of the reconciliation of Canadian GAAP to US GAAP.

Financial instruments

The FASB issued ASC Topic 825 “Financial Instruments” which replaced FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FAS 115.” This guidance permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. ASC Topic 825 became effective for the Corporation commencing with the year ended December 31, 2008. The Corporation has elected not to adopt the fair value measurement provisions of this Topic.

Subsequent events

In May 2009, the FASB issued guidance now incorporated in ASC Topic 855, “Subsequent Events” (ASC Topic 855) formerly statement of Financial Accounting Standards No. 165, (“Subsequent Events”). The standard is effective for interim or annual periods ending after June 15, 2009 and establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this standard did not have a material impact on the Corporation’s financial statements.

Impact of Accounting Pronouncements Not Yet Adopted

Variable interest entities

In June 2009, the FASB issued a revised accounting standard to improve financial reporting by enterprises involved with variable interest entities. The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and: (i) the obligation to absorb losses of the entity; or (ii) the right to receive benefits from the entity. The standards are effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and shall be applied prospectively. This guidance will be effective for the Corporation beginning in fiscal 2010. The Corporation presently does not expect this guidance to have an effect on its financial statements.

EXECUTIVE MANAGEMENT

ROB MACLEAN
Chief Executive Officer

Rob has served as Chief Executive Officer of Points International Ltd. since February 2000, and is a member of the Corporation's board of directors. A founder of the organization, Mr. MacLean champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results.

Rob has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world's leading loyalty programs. Points has attracted partners with a combined member base of over 250 million, and the suite of Points Loyalty Solutions has transacted more than fifty-five billion loyalty program points and miles.

Prior to founding Points, Rob recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry.

As Vice President, Sales with Canadian Airlines, Rob led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue.

Rob was also responsible for the airline's award-winning Canadian Plus loyalty program. In that role, Rob led his team to double the program's revenues in just two years, to over $120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 200 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program.

Rob also served as Canadian Airline's senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

CHRISTOPHER BARNARD
President

Christopher, President of Points International Ltd., co-founded the Corporation in 2000 and is a member of the Corporation's board of directors. He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations and has also held various additional interim operating positions including CFO and VP of Product Development and Marketing. In 1998, Christopher also co-founded Canada's first internet business incubator, Exclamation International, from which Points.com was created. Christopher holds a Masters of Business Administration.

ANTHONY LAM
Chief Financial Officer

Anthony joined Points International Ltd. in April 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, taxation and compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

Before joining Points, he served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. While there, he was active in driving financial performance, financial reporting, cash management and corporate compliance with SOX404/Bill198 requirements and gained valuable regulatory experience in a multiple jurisdiction listing environment. Anthony's time at CryptoLogic coincided with annual revenue growth from US$34 million in 2002 to US$104 million in 2006.

Prior to CryptoLogic, Anthony held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (acquired by Hummingbird Inc. and currently trading as part of Open Text Corporation) and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

PETER LOCKHARD
Senior Vice President, Product

Peter is the executive leader of a team of senior business managers responsible for the Corporation's technology platform, as well as the development and management of its ecommerce products. Peter's team ensures the continued high performance and innovation of the ecommerce products and the technology infrastructure that supports all products or services, whether they are distributed on Points.com or through our many partner channels. Prior roles included responsibility for marketing, consumer products, business development and partner relationships. Peter originally joined the Corporation in January 2005, as leader of the business solutions group.

Peter has extensive senior management experience with successful high-growth companies in the IT and marketing services industries, including VP Professional Services of Flo Network, a permission-based e-messaging service provider (acquired by DoubleClick).

DAVE SIMONS
Chief Technology Officer

Dave has been designing and delivering innovative high-performance infrastructures, consumer facing services, SaaS solutions and licensed software for over 20 years. Prior to joining Points, Dave was the CTO and Chief Architect at NeoEdge. Before co-founding NeoEdge, Dave was a Director of Engineering at both America Online and Quack.com where he led a 45-person engineering team and spearheaded the deployment cycle of a second-generation voice portal platform designed for hosting a new class of voice enabled AOL services that is the foundation of AOL's successful voice-based services. Prior to Quack.com and AOL, Dave held a variety of increasingly senior engineering and engineering management positions at Newcastle Capital, Citibank and CIBC Investment Bank. Dave graduated from the University of Waterloo with a B.Sc. in Mathematics and Computer Science with Honors.

ERIKA BOYD
Vice President, Human Resources

Erika is the champion of Human Resources efforts at Points International Ltd. Her responsibilities include all areas related to attracting, retaining and developing our great people. Since joining the Corporation in 2004, she has established the HR infrastructure and has worked closely with the management team to ensure Points creates and maintains an environment where the best people choose to work. Prior to joining Points, Erika held HR leadership positions in the ecommerce and high-tech manufacturing industries where she developed her expertise in areas such as employee relations, talent acquisition, compensation and performance management.

CORPORATE INFORMATION

BOARD MEMBERS	EXECUTIVE MANAGEMENT	CORPORATE GOVERNANCE	LISTING

Bernay Box (Chairman)	Christopher Barnard	Information regarding the	Toronto Stock Exchange
Stephen K. Bannon	President	Corporation’s corporate	(TSX) PTS
Christopher Barnard		governance policy and practices
Douglas Carty	Erika Boyd	can be found in the Corporation’s	Over-The-Counter (OTC) Bulletin
Bruce Croxon	Vice President, Human Resources	Management Information Circular.	Board (U.S.) PTSEF
Rob MacLean
John Thompson	Anthony Lam	AUDITORS	ADDRESS
Chief Financial Officer
AUDIT COMMITTEE		Deloitte & Touche LLP	800 – 179 John Street
	Peter Lockhard		Toronto, ON M5T 1X4
Douglas Carty (Chairman)	Senior Vice President, Product	INVESTOR RELATIONS	Phone: (416) 596.6370
Stephen K. Bannon			Fax: (416) 595.6444
John Thompson	Rob MacLean	Anthony Lam
	Chief Executive Officer	anthony.lam@points.com	CONSUMER WEBSITE
HRCG COMMITTEE
	Dave Simons	(416) 596.6382	www.points.com
John Thompson (Chairman)	Chief Technology Officer
Bernay Box		TRANSFER AGENT	INVESTOR RELATIONS
Bruce Croxon	BUSINESS DEVELOPMENT
		Computershare Trust Company	www.pointsinternational.com
	Christopher Barnard	of Canada
christopher.barnard@points.com

(416) 596.6381

800 – 179 John Street, Toronto, ON M5T 1X4 | www.points.com